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                            SHERIDAN HEALTHCARE, INC.
                             REDUCES TERMINATION FEE

                  Sheridan Healthcare, Inc. ("Sheridan") announced today that, in connection with an agreement in principle to settle shareholder litigation pending in the Delaware Court of Chancery against Sheridan, the directors of Sheridan and Vestar Capital Partners, Inc., the Company has amended its Merger Agreement with Vestar/Sheridan Holdings, Inc. ("Holdings") and Vestar/Sheridan, Inc. ("Vestar/Sheridan") to reduce the termination fee payable to Holdings under circumstances described in the Merger Agreement from $6,400,000 to $5,000,000. Pursuant to the Merger Agreement, Vestar/Sheridan has commenced a tender offer at $9.25 net per share for all outstanding shares of common stock and Class A common stock of Sheridan which will expire at 12:00 midnight, New York City time, on Tuesday, April 27, 1999, unless the offer is extended.

                  The settlement of the shareholder litigation is conditioned, among other things, upon completion of the merger contemplated by the Merger Agreement, final court approval, the timing of confirmatory discovery and the drafting and execution of a stipulation of settlement. Sheridan provides physician services to hospitals, ambulatory surgical facilities and in-office based settings as well as management services to physician practices. Sheridan's common stock trades on the NASDAQ National Market (HCR).